UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Announcement of POSCO’s Mid-Term Cash Dividend Policy

POSCO announces mid-term cash dividend policy in order to improve predictability for investors by specifying dividend policy. The new policy is applicable from the fiscal year of 2020 to the fiscal year of 2022.

○

Dividend calculation will be based on Profit attributable to owners of the controlling company in the Consolidated financial statements under K-IFRS. The target dividend payout ratio will be approximately 30%.

–	When calculating Profit attributable to owners of the controlling company, the company will adjust one-off expenses without cash outflow.

–	When determining the amount of annual dividend, the following factors will be considered : mid-term business plan, dividend yield ratio, cash on hand, and other business related information.

–	The mid-term dividend policy will be reviewed and announced in every 3 years.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO (Registrant)

Date: February 3, 2020	By	/s/ Lim, Seung Kyu
(Signature)
Name: Lim, Seung Kyu
Title: Executive Vice President